S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

October 9, 2008

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on October 9, 2008 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

INCA PROJECT UPDATE, CHILE – PROVIDENCIA CLUSTER TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and drilling of 5 core drill holes in the Providencia area has resulted in;

•

Demonstrating that the Providencia mine breccia pipe not far beneath capping monzonite rock expands out to large size with strong copper-sulfide (chalcopyrite) content which sampling to-date shows averaging 2.16% copper; little of the pipe has been mined

•

Discovery of a “concealed” breccia pipe with significant copper/molybdenum mineralization including sections of 7.4 meters of 0.48% Copper, and 1.5 meters of 0.38% Molybdenum

•

Further confirmation of the two large IP anomalies (Plate 3 Figures 2 & 4, VI & VII), with newly identified surface geologic features, which suggest the possibility of significant copper-moly mineralized breccia bodies concealed at depth that strongly warrant follow up drilling.

Item 5:

Full Description of Material Change

INCA PROJECT UPDATE, CHILE – PROVIDENCIA CLUSTER TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and drilling of 5 core drill holes in the Providencia area has resulted in;

•

Demonstrating that the Providencia mine breccia pipe not far beneath capping monzonite rock expands out to large size with strong copper-sulfide (chalcopyrite) content which sampling to-date shows averaging 2.16% copper; little of the pipe has been mined

•

Discovery of a “concealed” breccia pipe with significant copper/molybdenum mineralization including sections of 7.4 meters of 0.48% Copper, and 1.5 meters of 0.38% Molybdenum

•

Further confirmation of the two large IP anomalies (Plate 3 Figures 2 & 4, VI & VII), with newly identified surface geologic features, which suggest the possibility of significant copper-moly mineralized breccia bodies concealed at depth that strongly warrant follow up drilling.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 9th day of October, 2008.

“Larry D. McLean”

Director